First Solar, Inc.
350 W. Washington Street, Suite 600
Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300
Fax: +1 (602) 414 9400
info@firstsolar.com
www.firstsolar.com

April 30, 2009

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Tim Buchmiller

Re:           First Solar, Inc.
Annual Report on Form 10-K for the fiscal year ended December 27, 2008
Filed February 25, 2009
File No. 1-33156

Dear Mr. Buchmiller:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in the Form 10-K.

Item 1.  Business, page 3

1.           Although we note your disclosure in the third paragraph, in future filings please include all of the disclosures required by Regulation S-K Item 101(c)(1)(viii).  Please also discuss how your long-term contracts, including recent amendments, existing contract provisions, such as pre-set annual price reductions, rolling forecasts and euro-denominated pricing, affect reported backlog.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly.

Competition, page 8

2.           We note that among your principal methods of competition are price per watt, conversion efficiency and reliability.  Please expand your disclosure in your applicable future filings to indicate, to the extent then known, how your thin film solar products generally compare to the products of your competitors on those factors, taking into account any publicly available information concerning the price per watt, conversion efficiency and reliability of the products of your competitors.  Also, update your disclosure under “Business—Products—Solar Modules” to indicate how the price per watt, conversion efficiency and reliability of your products compares to traditional crystalline silicon solar modules.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly.

Item 7.  Management’s Discussion and Analysis….page 28

Overview, page 29

3.           We note from your risk factor disclosure on page 12, and other disclosure throughout your filing, that you face intense competition from manufacturers of crystalline silicon solar modules, and that one of your key advantages against such competitors is that your solar module products use approximately 1% of the semiconductor material used by traditional crystalline silicon solar modules.  We also note from page 21 of your “Corporate Overview” available on your website at http://media.corporate-ir.net/media_files/irol/20/201491/CorporateOverview.pdf that you intend to reduce the cost per watt of your products during the 2010 to 2012 time period in response to the current decline in polysilicon prices, but that at some price points of polysilicon, your products may become less competitive.  In your future filings, as applicable, please discuss and analyze any known trends in the competitiveness of your products given the then current market price of polysilicon or other semiconductor materials used by your competitors, the conversion efficiency and cost-per watt of your products versus those of your competitors, and discuss and analyze how those trends affect your operating results and discuss what actions the company is taking in response to those trends and the results of those actions.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly, starting with the quarterly report on Form 10-Q for the period ended March 28, 2009.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact Mary Beth Gustafsson, Vice President and General Counsel at 646-366-5775.

Sincerely,

Company Name

Date: April 30, 2009	By:	/s/ Jens Meyerhoff
Name: Jens Meyerhoff
Title: Chief Financial Officer